UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Entry into Amendments to Note Purchase Agreements and Outstanding Notes

Bioceres Crop Solutions Corp. (the "Company") has entered into (i) an amendment to the note purchase agreement pursuant to which, in August 2022, it had issued secured guaranteed convertible notes (the "Convertible Notes") to Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp. and Liminality Partners LP having an aggregate principal amount of $55 million (the "Convertible Note Purchase Agreement"), and (ii) an amendment to the note purchase agreement pursuant to which, in August 2022, it had issued secured guaranteed notes (the "Non-Convertible Notes", and together with the Convertible Notes, the "Notes") to Solel-Bioceres SPV, L.P. having an aggregate principal amount of $21,419,590 (the "Non-Convertible Note Purchase Agreement", and together with the Convertible Note Purchase Agreement, the "Note Purchase Agreements"). The Note Purchase Agreements had previously been disclosed as exhibits to the current report on Form 6-K furnished by the Company on August 8, 2022. The following description of the Amendments is a summary only and is qualified in its entirety by reference to the full text of the Amendments, which are being furnished as exhibits to this Form 6-K.

In exchange for material changes in the economic terms of the relevant Notes, among other things, (i) the First Amendment to Convertible Note Purchase Agreement and the Convertible Notes among, among others, the Company and Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp. and Liminality Partners LP (the "Convertible Notes Amendment") and (ii) the First Amendment to Non-Convertible Note Purchase Agreement and the Non-Convertible Notes among, among others, the Company and Solel-Bioceres SPV, L.P. (the "Non-Convertible Notes Amendment", and together with the Convertible Notes Amendment, the "Amendments"), each provides that the holders of the relevant Notes are waiving alleged defaults by the Company under the Note Purchase Agreements asserted by certain of holders of Notes.

Material Changes to the Economic Terms of the Notes

Pursuant to the Convertible Notes Amendment, effective as of June 18, 2025:

•	The aggregate principal amount of the Convertible Notes will be increased from $61,652,927 to $67,868,227.

•	The maturity date of the Convertible Notes will be extended to August 31, 2027.

•	The Convertible Notes will accrue interest at an annual interest rate of 15%, of which 5% will be payable in cash and 10% will be payable in kind.

•	Note holders will have the option to convert the outstanding principal amount of their Convertible Notes into common shares of the Company at a strike price that has been reduced to $6 per share; however, except upon the occurrence of a Change of Control (as defined in the Convertible Note Purchase Agreement), the Convertible Note holders will not be able to exercise their conversion rights prior to September 30, 2025. If the Company raises more than $10,000,000 of common equity, the strike price will be reset to the lesser of (1) the then-applicable strike price and (2) the price per share at which the new shares were issued (or the weighted average price per share, if such common shares are issued at different prices).

•	The Company can repurchase the Convertible Notes voluntarily. If it does so on or before August 31, 2025, the Company will be required to pay a 5% prepayment penalty. If it does so during September 2025, it will be required to pay a 7% prepayment penalty. If it does so after October 1, 2025, it will be required to pay the Equity Option Fee (as defined in the Convertible Note Purchase Agreement).

•	The Company's financial covenants in the Convertible Note Purchase Agreement are being amended to reset the Consolidated Total Net Leverage Ratio and Interest Coverage Ratio to the following:

Measurement Period Ending:	Consolidated Total Net Leverage Ratio
Fiscal Quarters ended March 31 2025 and June 30, 2025	5.00 : 1
Fiscal Quarters ended September 30, 2025 and December 31, 2025	4.33 : 1
Fiscal Quarters ended March 31, 2026 through the Maturity Date	3.75 : 1

Measurement Period ending:	Interest Coverage Ratio
Fiscal Quarter ended March 31, 2025 and June 30, 2025	1.50 : 1
Fiscal Quarters ended September 30, 2025 and December 31, 2025	1.75 : 1
Fiscal Quarters ended March 31, 2026 through the Maturity Date	2.00 : 1

Pursuant to the Non-Convertible Notes Amendment, effective as of June 18, 2025:

•	The aggregate principal amount of the Non-Convertible Notes will be increased from $26,437,485 to $29,081,233.

•	The Non-Convertible Notes will accrue interest at an annual interest rate of 19%, of which 14% will be payable in cash and 5% will be payable in kind.

•	The Company is required to pay scheduled amortization on the Non-Convertible Notes of $1,000,000 on the last business day of each calendar month.

•	The Company can only repurchase all of the Non-Convertible Notes. If it does so on or before August 5, 2025, the Company will be required to pay a 5% prepayment penalty. If it does so after August 5, 2025, it will be required to pay a 10% prepayment penalty.

•	The Company's financial covenants in the Non-Convertible Note Purchase Agreement are being amended to reset the Consolidated Total Net Leverage Ratio and Interest Coverage Ratio in the same manner as described above.

Changes in the Composition of the Company's Board of Directors

In accordance with the terms of the Amendments, Gloria Montaron Estrada, Enrique Lopez Lecube and Keith McGovern will be replaced in the Company's Board of Directors by Milen Marinov, Noah Kolatch and Scott Crocco, who were nominated by certain holders of Convertible Notes. The Company has agreed, for so long as the Convertible Notes remain outstanding, to continue to nominate Mssrs Marinov, Kolatch and Crocco (or such other persons as may nominated as their replacements) for additional terms as directors.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Exhibit List

Exhibit No.	Description
99.1	First Amendment to Note Purchase Agreement and the Convertible Notes, dated as of June 18, 2025, among Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp. and Liminality Partners LP, Bioceres Crop Solutions Corp., and Wilmington Savings Fund Society, FSB, as collateral agent

99.2	First Amendment to Note Purchase Agreement and the Notes, dated as of June 18, 2025, among Solel-Bioceres SPV, L.P., Bioceres Crop Solutions Corp., and Wilmington Savings Fund Society, FSB, as collateral agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: June 18, 2025	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	CEO